Filed by Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Somerset Hills Bancorp

Commission File No.: 000-50055

On February 12, 2013, Thomas J. Shara, President and Chief Executive Officer of Lakeland Bancorp, Inc. (“Lakeland”), and Joseph F. Hurley, Lakeland’s Chief Financial Officer, will present the following presentation at the Sterne Agee 2013 Financial Institutions Investor Conference to be held in Miami, Florida. A printable version of the presentation is available on the Company’s website at http://www.lakelandbank.com.